SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TAILORED BRANDS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

87403A107
(CUSIP Number)

Michael J. Burry c/o Scion Asset Management, LLC 20665 4th Street, Suite 201 Saratoga, CA 95070 Telephone: (408) 441 8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2020 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. □

______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87403A107	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
SCION ASSET MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,700,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) This percentage is based on 48,573,132 Shares outstanding as of March 20, 2020, as reported in the Company’s annual report on Form 10-K filed with the SEC (defined herein) on April 8, 2020.

CUSIP No. 87403A107	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
SCION ASSET PARTNERS, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,700,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

(1) This percentage is based on 48,573,132 Shares outstanding as of March 20, 2020, as reported in the Company’s annual report on Form 10-K filed with the SEC (defined herein) on April 8, 2020.

CUSIP No. 87403A107	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
SCION CAPITAL GROUP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,700,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1) This percentage is based on 48,573,132 Shares outstanding as of March 20, 2020, as reported in the Company’s annual report on Form 10-K filed with the SEC (defined herein) on April 8, 2020.

CUSIP No. 87403A107	SCHEDULE 13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
SCION MASTER G7, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,024,074

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,024,074

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,024,074

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This percentage is based on 48,573,132 Shares outstanding as of March 20, 2020, as reported in the Company’s annual report on Form 10-K filed with the SEC (defined herein) on April 8, 2020.

CUSIP No. 87403A107	SCHEDULE 13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
DARKWAND, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,399,953

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,399,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,399,953

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1) This percentage is based on 48,573,132 Shares outstanding as of March 20, 2020, as reported in the Company’s annual report on Form 10-K filed with the SEC (defined herein) on April 8, 2020.

CUSIP No. 87403A107	SCHEDULE 13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS
MICHAEL J. BURRY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,700,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This percentage is based on 48,573,132 Shares outstanding as of March 20, 2020, as reported in the Company’s annual report on Form 10-K filed with the SEC (defined herein) on April 8, 2020.

CUSIP No. 87403A107	SCHEDULE 13D	Page 8 of 10 Pages

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Tailored Brands, Inc., a Texas corporation (the “Company” or the “Issuer”), and amends and supplements the initial  statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, as amended by Amendment No. 1, filed on December 13, 2019, Amendment No. 2, filed on March 18, 2020, and Amendment No. 3, filed on March 26, 2020 (collectively, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 4 does not modify any of the previous information reported in the Schedule 13D.

Item 5.	INTEREST IN THE SECURITIES OF THE ISSUER

Item 5(a), (b), (c), and (e) of the Schedule 13D is hereby amended and supplemented as follows:

(a) Each of SAM, SAP, SCG, and Mr. Burry may be deemed to beneficially own 1,700,000 Shares, which equates to approximately 3.5% of the total number of Shares outstanding. This amount consists of (a) 1,024,074 Shares held for the account of Master, (b) 375,879 Shares held for the account of Value, and (c) 300,047 Shares held for the account of the SMA. Darkwand may be deemed to beneficially own 1,399,953 Shares, which equates to 2.9% of the total number of Shares outstanding. This amount consists of (a) 1,024,074 Shares held for the account of Master and (b) 375,879 Shares held for the account of Value.  Master may be deemed to beneficially own 1,024,074 Shares, which equates to 2.1% of the total number of Shares outstanding. The beneficial ownership percentages reported herein are based on 48,573,132 Shares outstanding as of March 20, 2020, as reported in the Company’s annual report on Form 10-K filed with the SEC (defined herein) on April 8, 2020.

(b) Each of SAM, SAP, SCG, and Mr. Burry may be deemed to share voting and dispositive power over 1,700,000 Shares, of which Darkwand may be deemed to share voting and dispositive power over 1,399,953 Shares, and Master may be deemed to share voting and dispositive power over 1,024,074 Shares.

(c) Except for the transactions listed in Exhibit J hereto, all of which were effected in the open market through a broker, there have been no transactions in the Shares by the Reporting Persons since Amendment No. 3 was filed with the SEC on March 26, 2020.

(e) As of May 5, 2020, Master ceased to be the beneficial owner of more than 5% percent of the Shares. As of May 7, 2020 each of SAM, SAP, SCG, Darkwand, and Mr. Burry ceased to be the beneficial owner of more than 5% percent of the Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit J	Schedule of Transactions, in response to Item 5(c)

CUSIP No. 87403A107	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 7, 2020

SCION ASSET MANAGEMENT, LLC

By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Chief Executive Officer

SCION ASSET PARTNERS, L.P.

By: SCION CAPITAL GROUP, LLC, its general partner
By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Managing Member

SCION CAPITAL GROUP, LLC

By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Managing Member

SCION MASTER G7, L.P.

By: DARKWAND, LLC, its general partner
By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Chief Executive Officer

DARKWAND, LLC

By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Chief Executive Officer

MICHAEL J. BURRY

/s/ Michael J. Burry

CUSIP No. 87403A107	SCHEDULE 13D	Page 10 of 10 Pages

EXHIBIT J

SCHEDULE OF TRANSACTIONS

Entity Name	Transaction Date	Transaction Type	Quantity	Price Per Share (excluding commissions)
SMA	5/04/2020	Sell	15,487	$1.4773
Master	5/04/2020	Sell	59,662	$1.4773
Value	5/04/2020	Sell	17,036	$1.4773
SMA	5/05/2020	Sell	66,817	$1.4126
Master	5/05/2020	Sell	257,405	$1.4126
Value	5/05/2020	Sell	73,499	$1.4126
SMA	5/06/2020	Sell	61,004	$1.2621
Master	5/06/2020	Sell	235,011	$1.2621
Value	5/06/2020	Sell	67,105	$1.2621
SMA	5/07/2020	Sell	232,344	$1.251
Master	5/07/2020	Sell	895,078	$1.251
Value	5/07/2020	Sell	255,578	$1.251
SMA	5/07/2020	Sell	10,748	$1.2341
Master	5/07/2020	Sell	41,404	$1.2341
Value	5/07/2020	Sell	11,822	$1.2341